

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2021

Trung Pham
Chief Executive Office
RYSE, Inc.
20 Camden St.
Toronto, Ontario
M5V 1V1,

> **Re: RYSE, Inc.**
> **Offering Statement on Form 1-A**
> **Filed December 29, 2020**
> **File No. 024-11397**

Dear Mr. Pham:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Compensation of Directors and Executive Officers , page 31

1.   Please update to include compensation for fiscal year ended December 31, 2020.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

   Please contact Asia Timmons-Pierce at 202-551-3754 or Jay Ingram at 202-551-3397 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Manufacturing